Exhibit 21 - List of Subsidiaries of Registrant

Subsidiaries of Aspirity Holdings LLC At December 31, 2015
Company Name	Jurisdiction of Organization	Tier	Status
Aspirity Energy LLC	Minnesota	First	Active
Aspirity Energy Northeast LLC	Minnesota	Second	Active
Aspirity Energy Mid-States LLC	Minnesota	Second	Active
Aspirity Energy South LLC	Minnesota	Second	Active
Aspirity Financial LLC	Minnesota	First	Active